SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Uxin Limited
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108 (For American Depository Shares, each representing three Class A Ordinary Shares)
(CUSIP Number)

December 31, 2018
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13G	Page 2 of 8 Page

1	NAMES OF REPORTING PERSONS Snow Lake Capital (HK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 77,884,479 (see Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 77,884,479 (see Item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,884,479 (see Item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON FI

CUSIP No. 91818X108	13G	Page 3 of 8 Page

1	NAMES OF REPORTING PERSONS Sean MA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 77,884,479 (see Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 77,884,479 (see Item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,884,479 (see Item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 91818X108	13G	Page 4 of 8 Page

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Uxin Limited (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 2-5/F, Tower E, LSHM Center, No. 8 Guangshun South Avenue, Chaoyang District, Beijing 100102, The People’s Republic of China.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

Snow Lake Capital (HK) Limited ("SLC HK"), the investment adviser to certain funds (the "Snow Lake Funds"), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) represented by American Depositary Shares held by the Snow Lake Funds; and

(ii) Mr. Sean MA (the "Mr. MA"), the sole shareholder and control person of SLC HK, with respect to the Class A Ordinary Shares represented by American Depositary Shares held by the Snow Lake Funds.

As investment adviser to the Snow Lake Funds, SLC HK exercises voting and investment power over the Class A Ordinary Shares represented by American Depositary Shares held by the Snow Lake Funds. Mr. MA is the sole shareholder and control person of SLC HK. In such capacities, SLC HK and Mr. MA may be deemed to beneficially own the Class A Ordinary Shares represented by American Depositary Shares held by the Snow Lake Funds. SLC HK and Mr. MA are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Suites 1101-04, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Item 2(c).	CITIZENSHIP:

SLC HK is a corporation organized and existing under the laws of Hong Kong. Sean MA is a Hong Kong permanent resident.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares").

CUSIP No. 91818X108	13G	Page 5 of 8 Page

Item 2(e).	CUSIP NUMBER:

91818X108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☒	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: SLC HK is licensed by the Hong Kong Securities and Futures Commission to carry on a business in Type 9 (asset management) regulated activity (CE no.:AXI102).

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 836,370,523 Class A Ordinary Shares reported in the Company’s prospectus on Form 424B4, filed June 28, 2018, as expected to be outstanding immediately after the Company’s initial public offering of its American Depository Shares

CUSIP No. 91818X108	13G	Page 6 of 8 Page

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. The Snow Lake Funds, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons. Snow Lake China Master Fund, Ltd., a Snow Lake Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Class A Ordinary Shares.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Item 2(a) and Item 3.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory schemes applicable to asset managers licensed by the Hong Kong Securities and Futures Commission to carry on a business in Type 9 (asset management) regulated activity (AXI102) are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions. The Reporting Persons also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 91818X108	13G	Page 7 of 8 Page

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2019

Snow Lake Capital (HK) Limited

By: /s/ Sean MA
Name: Sean MA
Title: Director

/s/ Sean MA
SEAN MA

CUSIP No. 91818X108	13G	Page 8 of 8 Page

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 14, 2019

Snow Lake Capital (HK) Limited

By: /s/ Sean MA
Name: Sean MA
Title: Director

/s/ Sean MA
SEAN MA